SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 07 July 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL INFORMATION DOCUMENT ("AID")

  7 July 2008

The Governor and Company of the Bank of Ireland published its Annual Report on 10 June 2008. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Financial Regulator in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website www.bankofireland.com

1. List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date	Announcement
16 July 2007	Annual Information Document
17 July 2007	Interim Management Statement
17 July 2007	Resolutions Passed at AGC
20 July 2007	Re-Issue of Treasury Stock
23 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
26 July 2007	Treasury Stock
26 July 2008	Director/PDMR Shareholding
26 July 2008	Director/PDMR Shareholding
27 July 2007	Treasury Stock
27 July 2007	Director/PDMR Shareholding
30 July 2007	Director/PDMR Shareholding
31 July 2007	Director/PDMR Shareholding
1 August 2007	Blocklisting Interim Review
2 August 2007	20 F filing - Edgar only
20 August 2007	Director/PDMR Shareholding
21 August 2007	Director/PDMR Shareholding
29 August 2007	Director/PDMR Shareholding
30 August 2007	Treasury Stock
18 September 2007	Director/PDMR Shareholding
18 September 2007	Bristol & West Transfer of Business
21 September 2007	Total Voting Rights
21 September 2007	Major Interest Notification
25 September 2007	Trading Statement
1 October 2007	Bristol & West Transfer of Business
3 October 2007	Total Voting Rights
15 October 2007	Notification of Major Interest
19 October 2007	Notification of Major Interest
14 November 2007	Interim Results
14 November 2007	Director/PDMR Shareholding
14 November 2007	Director/PDMR Shareholding
15 November 2007	Director/PDMR Shareholding
15 November 2007	Director/PDMR Shareholding
16 November 2007	Director/PDMR Shareholding
19 November 2007	Director/PDMR Shareholding
21 November 2007	Director/PDMR Shareholding
22 November 2007	Notification of Major Interest
22 November 2007	Notification of Major Interest
27 November 2007	Director/PDMR Shareholding
27 November 2007	Notification of Major Interests
29 November 2007	Director/PDMR Shareholding
30 November 2007	Form 6K - 20F availability
3 December 2007	Total Voting Rights
20 December 2007	Financial Calendar
21 December 2007	Brochure of Particulars
2 January 2008	Total Voting Rights
15 January 2008	Treasury Stock Re -Issue
21 January 2008	Director/PDMR Shareholding
1 February 2008	Total Voting Rights
8 February 2008	Notification of Major Interest
12 February 2008	Notification of Major Interest
15 February 2008	Interim Management Statement
15 February 2008	Director/PDMR Shareholding
21 February 2008	Notification of Major Interest
22 February 2008	Director/PDMR Shareholding
3 March 2008	Director/PDMR Shareholding
3 March 2008	Director/PDMR Shareholding
4 March 2008	Total Voting Rights
4 March 2008	Director/PDMR Shareholding
6 March 2008	Director/PDMR Shareholding
10 March 2008	Director/PDMR Shareholding
10 March 2008	Director/PDMR Shareholding
11 March 2008	Director/PDMR Shareholding
26 March 2008	Re- Issue of Treasury Stock
31 March 2008	Trading Statement
1 April 2008	Total Voting Rights
8 April 2008	Major Interest Notification
24 April 2008	Director/PDMR Shareholding
16 May 2008	Major Interest Notification
21 May 2008	Preliminary Final Results
22 May 2008	Director/PDMR Shareholding
22 May 2008	Director/PDMR Shareholding
3 June 2008	Total Voting Rights
3 June 2008	Director/PDMR Shareholding
5 June 2008	Director/PDMR Shareholding
6 June 2008	Director/PDMR Shareholding
10 June 2008	Availability of AGC Documentation
16 June 2008	Director/PDMR Shareholding
23 June 2008	Director/PDMR Shareholding
24 June 2008	Director/PDMR Shareholding
26 June 2008	Withdrawal of Stock Alternative
1 July 2008	Total Voting Rights

Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date	Filing	Details
31 July 2007	G1	Special Resolutions passed at AGC
31 July 2007	B10/BR4	Appointments and Resignations to Court of Directors
14 August 2007	B1	The Governor and Company of the Bank of Ireland - Annual Return
20 August 2007	H5A	Re- Issue of Treasury Stock
20 August 2007	B5	Return of Allotments
30 August 2007	H5A	Re issue of Treasury Stock -
15 January 2008	H5A	Re issue of Treasury Stock -
25 January 2008	B5	Return of Allotments
30 January 2008	B5	Return of Allotments
6 March 2008	B5	Return of Allotments
25 March 2008	H5A	Re-issue of Treasury Stock
9 April 2008	B5	Return of Allotments
13 June 208	B5	Return of Allotments

2. Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie) and the London Stock Exchange (www.londonstockexchange.com)

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

Availability of Other Documents

The Annual Report and Accounts for the year ended 31 March 2008 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 10 June 2008. These documents can be found on the Investor Relations section of the Company's website at www.bankofireland.com

Form 20F was filed with the U.S. Securities and Exchange Commission on 24 July 2007 and can also be found on the Company's website at the above address.

Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

John Clifford

Group Secretary

Bank of Ireland Group

+ 353 1 6043400

7 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  07 July 2008